Exhibit 99.2
FOR IMMEDIATE RELEASE
For further information contact:

Lisa Ng	Carol Lau
Brilliance China Automotive	CMGRP (Hong Kong)
Holdings Limited	Limited
(852) 2523 7227	(852) 2533 9981
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED ANNOUNCES 2007 YEAR-END RESULTS
(HONG KONG, APRIL 21, 2008) — Brilliance China Automotive Holdings Limited (the “Company”) (OTC: BCAHY; SEHK: 1114) announced today its results for the year ended December 31, 2007 prepared in accordance with generally accepted accounting principles in the United States of America.
Consolidated net sales of the Company and its subsidiaries (the “Group”), including Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”), Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ruixing”), Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Ruian”), Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing”), Shenyang ChenFa Automobile Component Co., Ltd. (“ChenFa”), Shenyang Jindong Development Co., Ltd. (“Jindong”), Shanghai Hidea Auto Design Co., Ltd. (“Hidea Auto”) and Shenyang Brilliance Power Train Machinery Co., Ltd. (“Power Train”) for the year ended December 31, 2007 were RMB14,149.1 million (US$1,857.5 million), representing a 34.9% increase from RMB10,484.8 million (US$1,317.2 million) in 2006. The increase in sales was primarily due to increases in unit sales of Shenyang Automotive’s Zhonghua sedans and minibuses in 2007.
Shenyang Automotive sold 73,415 minibuses in 2007, representing a 10.8% increase from 66,245 minibuses sold in 2006. Of these minibuses sold, 59,517 were mid-priced minibuses, representing a 14.3% increase from 52,049 units sold in 2006. Unit sales of deluxe minibuses decreased slightly by 2.1% from 14,196 units in 2006 to 13,898 units in 2007. Shenyang Automotive sold 106,770 Zhonghua sedans in 2007, representing a 71.4% increase from 62,281 sedans sold in 2006. 33,689 units of the Zhonghua Zunchi model were sold in 2007, representing a 25.2% increase from 26,914 units for 2006. The Junjie model, which was launched in March 2006, recorded a sale of 72,502 units during the year, compared to 35,367 units sold during the period from March to December 2006. The new Kubao model was launched in September 2007 and recorded a sale of 579 units in the last quarter of the year.

Cost of sales increased by 31.0% from RMB9,960.6 million (US$1,251.3 million) in 2006 to RMB13,049.1 million (US$1,713.1 million) in 2007. The increase was primarily due to the increase in unit sales of both the Zhonghua sedans and minibuses. The average unit cost for both the Zhonghua sedans and minibuses decreased in 2007, mainly due to improvement in production efficiency together with the decrease in unit cost of components as a result of economies of scale. As a result, the overall gross profit margin of the Group improved from 5.0% in 2006 to 7.8% in 2007.
Selling, general and administrative expenses increased by 10.9% from RMB1,384.7 million (US$174.0 million), representing 13.2% of sales in 2006, to RMB1,535.7 million (US$201.6 million) representing 10.9% of sales in 2007. The increase was mainly due to the increase in advertising, promotion and marketing expenses as well as transportation costs for finished products resulting from the increase in sales volume of Zhonghua sedans and minibuses during the year. The selling, general and administrative expenses as a percentage of turnover decreased in 2007 as a result of higher Zhonghua and minibus sales volume achieved in 2007. Interest expense net of interest income decreased by 9.8% from RMB86.3 million (US$10.8 million) in 2006 to RMB77.8 million (US$10.2 million) in 2007, resulting mainly from higher interest income earned from bank deposits and reduced short-term borrowings from last year.
Net equity in earnings of associated companies and jointly controlled entities increased by 28.8% from RMB149.3 million (US$18.8 million) in 2006 to RMB192.3 million (US$25.2 million) in 2007. This increase was mainly attributable to the increased profits contributed by BMW Brilliance Automotive Ltd. (“BMW Brilliance”), the Group’s 49.5% indirectly owned jointly controlled entity. Net profits contributed to the Group by BMW Brilliance increased by 33.3% from RMB106.7 million (US$13.4 million) in 2006 to RMB142.2 million (US$18.7 million) in 2007. The BMW joint venture achieved sales of 32,100 BMW sedans in 2007, an increase of 36.0% as compared to 23,600 BMW sedans sold in 2006.
Subsidy income increased from RMB50.2million (US$6.3 million) in 2006 to RMB140.1 million (US$18.4 million) in 2007. The increase was mainly due to the receipt of new government grant by a subsidiary in 2007.
Other income net of expenses increased by 69.2% from RMB106.2 million (US$13.3 million) in 2006 to RMB179.7 million (US$23.6 million) in 2007. The increase was primarily due to increases in foreign exchange gains.
Loss before taxation and minority interests decreased 99.8% from RMB714.5 million (US$89.8 million) in 2006 to RMB1.4 million (US$0.2 million) in 2007. Taxation decreased by 5.6% from RMB47.9 million (US$6.0 million) in 2006 to RMB45.2 million (US$5.9 million) in 2007, resulted mainly from utilisation of previously unrecognized tax losses.
The Group recognized an income of RMB2.4 million (US$0.3 million) under other comprehensive income for 2007, an increase of 118.2% from RMB1.1 million (US$0.1 million) for 2006, representing the fair value adjustment for securities available-for-sale during the year.
As a result, the Group recorded a comprehensive income of RMB86.1 million (US$11.3 million) in 2007 as compared with a comprehensive loss of RMB385.1 million (US$48.4 million) in 2006.
Basic earnings and dilutive earnings per ADS amounted to RMB2.28 (US$0.30) and RMB2.27 (US$0.30), respectively, in 2007, as compared to basic and dilutive losses per ADS of RMB10.53 (US$1.32) in 2006.
Mr. Wu Xiao An, Chairman of the Company, said “I am pleased to report that the Group has achieved its goal of returning to profitability in 2007 after experiencing two years of losses attributable to equity holders of the Company. During 2007, the Chinese auto sector continued to show an impressive growth. The strong market demand has brought about a remarkable expansion in the sale of our Zhonghua and BMW sedans during the year. Looking ahead to 2008, factors such as rising input costs and oil prices, impact of austerity measures and credit tightening, and the launch of a large number of competitive new models will all create pressures on auto sales in China. To enable the Group to maintain its market share and margins, we plan to launch new models such as the new Junjie FRV and Junjie wagon models in 2008 to further diversify our product mix, increase investments in the development of our engines and new products under the Junjie FRV platform, streamline our operations to improve production efficiency, leverage on volume to achieve supplier cost savings, work with BMW to deepen component localization for our BMW vehicles (import tariff reduction was achieved across all BMW models in early 2008), and extend our auto business chain downstream into the aftermarket sector. The Group has completed the construction of a 100,000-unit facility catered for the Junjie FRV line of products, and is also in discussion with BMW regarding next phase capacity expansion for our joint venture. The Group will continue to enrich its product portfolio while actively exploring opportunities to further diversify our business beyond the existing automobile and components manufacturing business.”
The forthcoming Annual General Meeting is proposed to be held at Victoria Room IV, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on June 20, 2008.
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The Company, incorporated in Bermuda, was established in 1992 to own a 51% interest in Shenyang Automotive, a Sino-foreign joint venture enterprise established in 1991. Shenyang Automotive, located in Shenyang, the capital of Liaoning Province and the commercial center of the northeastern region of China, is the leading manufacturer of minibuses in China. In May 1998, the Company acquired a 51% equity interest in Ningbo Yuming, a wholly foreign-owned Chinese enterprise primarily engaged in the production of automotive components. Subsequently, in October 2004, the Company further acquired the remaining 49% equity interest in Ningbo Yuming. As a result, Ningbo Yuming became a wholly owned subsidiary of the Company. In May 1998, the Company also acquired a 50% equity interest in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ruixing and Ruian, respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired 100% of the equity interests in Dongxing, a foreign-invested manufacturer of automotive components in the PRC. In December 2001, the Company established a 90%-owned Sino-foreign joint venture, Shenyang Xingchen Automotive Seats Co., Ltd. (“Shenyang Xingchen”), a manufacturer of automotive seats in the PRC. Shenyang Xingchen has ceased its operation since 2002.
In April 2002, the Company established an indirect 75.5%-owned subsidiary, Jindong, to trade automotive components and scraps in China. In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell its Zhonghua sedans in China.
In March 2003, the then indirect 81%-owned subsidiary of Company, Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW sedans in China. In April 2003, the Company, through its indirect 90%-owned subsidiary, entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interest in SJAI. Upon completion, SJAI has become 89.1% indirectly owned by the Company and 10.9% directly and indirectly owned by the other shareholders. Accordingly, the Company’s effective interests in the joint venture with BMW increased from 40.50% to 44.55%. Further, in December 2003, the Company further increased its effective interest in SJAI from 89.1% to 99.0% and thereby increased its effective interest in the joint venture with BMW from 44.55% to 49.5%.
In June 2003, the Company established a wholly owned subsidiary, ChenFa, to develop, manufacture and sell engine components in China.
In December 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 33.1% interest in Shenyang JinBei Automotive Company Limited, the joint venture partner of Shenyang Automotive and the supplier of certain automotive components for its minibuses and sedans production. Upon completion of the proposed acquisition and approval from the relevant government authorities, the Company’s effective interests in Shenyang Automotive will be increased from 51.0% to approximately 63.9%. The transfer has been approved by the State-Owned Assets Supervision and Administration Commission of the State Council, and final approval by the China Securities Regulatory Commission is pending.
In April 2004, the Company established an indirect 63.25%-owned subsidiary, Hidea Auto, a company engaged in the design and development of automobiles and the provision of consulting services in relation to the Chinese automotive industry.
In December 2004, the Company established a direct & indirect 75.01%-owned subsidiary, Power Train, to manufacture and sell power trains for engines in China.
In January 2006, the Company established an indirect 48%-owned joint venture, Shenyang Jinbei Vehicle Dies Manufacturing Co. Ltd., to manufacture and sell automotive components.
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Translation of amounts from Renminbi (RMB) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=RMB7.62 for 2007 and US$1.00=RMB7.96 for 2006. No representation is made that the Renminbi amounts could have been, or could be converted into U.S. dollars at that rate or at any other rate. All financial information presented herein has been prepared in accordance with generally accepted accounting principles in the United States of America.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in thousands of RMB, except for share and ADS data)

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
Sales to third parties	10,994,675	9,067,505	3,859,151
Sales to affiliated companies	3,154,474	1,417,249	1,609,839
Total sales	14,149,149	10,484,754	5,468,990
Cost of sales (include purchase of goods and subcontracting charges from affiliated companies) (2007: RMB3,020,640,000, 2006:RMB2,317,393,000, 2005:
RMB1,174,732,000)	(13,049,107)	(9,960,587)	(5,011,955)
Gross profit	1,100,042	524,167	457,035
Selling, general and administrative expenses	(1,535,695)	(1,384,718)	(1,195,336)
Interest expenses	(203,263)	(177,001)	(182,354)
Interest income	125,470	90,738	60,189
Equity in earnings of associated companies and jointly controlled entities, net	192,261	149,320	48,995
Subsidy income	140,081	50,176	3,139
Other income, net	179,706	106,150	43,650
Impairment loss on intangible assets	—	—	(173,000)
Impairment loss on goodwill	—	(73,343)	(257,720)
Loss before taxation and minority interests	(1,398)	(714,511)	(1,195,402)
Provision for income taxes	(45,208)	(47,879)	(101,884)
Minority interests	130,332	376,282	625,997
Net income (loss)	83,726	(386,108)	(671,289)
Other comprehensive income (loss)
Fair value adjustment for securities available-for-sale	2,393	1,052	(27,227)
Comprehensive income (loss)	86,119	(385,056)	(698,516)
Basic earnings (loss) per share	RMB0.0228	RMB(0.1053)	RMB(0.1830)
Basic earnings (loss) per ADS	RMB2.28	RMB(10.53)	RMB(18.30)
Diluted earnings (loss) per share	RMB0.0227	RMB(0.1053)	RMB(0.1830)
Diluted earnings (loss) per ADS	RMB2.27	RMB(10.53)	RMB(18.30)
Weighted average number of shares outstanding	3,669,022,064	3,668,390,900	3,668,390,900
Weighted average number of ADSs outstanding	36,690,221	36,683,909	36,683,909
Net income (loss) adjusted for the dilutive effect of convertible bonds	83,726	(386,108)	(671,289)
Weighted average number of shares outstanding adjusted for dilutive effect of stock options and convertible bonds	3,679,572,569	3,668,390,900	3,668,390,900
Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options and convertible bonds	36,795,726	36,683,909	36,683,909
The calculation of basic earnings (loss) per ADS is based on the weighted average number of ADSs outstanding during the periods presented.
The calculation of diluted earnings (loss) per share (ADS) is based on the weighted average number of common shares (ADSs) outstanding.
The effect of the assumed conversion of the potential stock outstanding for the years ended December 31, 2007, 2006 and 2005 from convertible bonds is anti-dilutive.
The calculation of 2007 diluted earnings per share (ADS) is based on weighted average number of common shares (ADSs)

outstanding plus the weighted average number of shares (ADSs) deemed to be issued as if all outstanding share options granted had been exercised.
The weighted average number of ADSs outstanding is calculated based on the assumptions that all of the outstanding shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).